 Exhibit 99.1

TeliaSonera: FCC Exercises Xfera Option

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 15, 2006--Fomento de Construcciones y Contratas, S.A. (FCC), was, in its capacity as a previous shareholder in Xfera, in conjunction with TeliaSonera's increase in shareholding announced yesterday, granted a call option to acquire 3.4 percent of the shares in Xfera from TeliaSonera no later than June 29, 2006, at the same price as TeliaSonera acquired the shares.

FCC has exercised this call option to acquire 3.4 percent in Xfera. Following the exercise of the option TeliaSonera's ownership will amount to 76.6 percent of Xfera. TeliaSonera will receive the exercise price of SEK 40 million (EUR 4.3 million) from FCC, which will lower TeliaSonera's initial price paid from SEK 657 million to SEK 617 million.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking  statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

CONTACT: Telia Sonera Press Office, +46-(0)8-713 58 30